Exhibit 99.1

Sapiens Acquires Maximum Processing, a North American
P&C Solution Provider

Maximum Processing’s policy administration suite, Stingray System, services tier-4 and tier-5 P&C carriers, MGAs, TPAs and brokers. This acquisition will expand Sapiens’ overall presence in North America and expedite entry into the U.S. P&C market

Holon, Israel – June 7, 2016 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, announced today that it has entered into a definitive agreement for the acquisition of Maximum Processing, Inc., the software provider of the Stingray System, a property and casualty (P&C) insurance administration suite targeted towards the tier 4-5 U.S. market, as well as managing general agents (MGAs), third-party administrators (TPAs) and insurance brokers. The transaction is expected to close by the end of June 2016.

Maximum Processing is a privately-held company headquartered in Bradenton, Florida, with offices in Garner, North Carolina. The Stingray System is recognized throughout North America, with approximately 30 insurer customers, and has a growing install base of web-based, P&C processing systems in the U.S. market.

“Small carriers remain very active in core system replacement projects and Maximum Processing has had good momentum in this space,” said Karlyn Carnahan, research director, Celent. “This investment by Sapiens will bring additional expertise, resources and relationships to Maximum Processing, driving their product, service and sales momentum, and making an immediate impact in the North American property and casualty market.”

With this acquisition and the addition of the Stingray System to its portfolio of products, Sapiens gains a foothold in the North American P&C insurance market and an attractive offering for tier-4 and tier-5 insurance carriers, MGAs, TPAs and brokers. Stingray System was designed as a cost-effective, fully functional and highly configurable P&C insurance administration solution for the local U.S. market. Sapiens will continue to invest in and offer its Sapiens IDIT software suite to mid- and large-sized carriers.

“Our growth strategy continues to include a combination of organic growth and M&A activity,” said Roni Al-Dor, Sapiens' president and CEO. “The acquisition of Maximum Processing supports Sapiens’ commitment to strengthen our position and offerings in the North American P&C market and increase our overall market share in the region, while we continue expansion of our global presence, customer base and local delivery capabilities.”

Al-Dor added, “The Stingray System has earned an outstanding reputation and gained an impressive market share. Between the Stingray System and our existing IDIT solution, we have market-leading offerings for virtually any size P&C insurance provider.”

“As part of the Sapiens team, we will have a much broader and deeper reach into the property and casualty market in North America,” said Sean Pitcher, president of Maximum Processing. “Our immediate objective is to make the transition into the Sapiens organization both seamless and beneficial to our customers, employees and partners.”

Maximum Processing's 2015 full-year annual revenue was approximately $6 million. Management expects this transaction to be accretive to earnings in 2017 and beyond.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 190 financial services organizations. The Sapiens team of over 1,700 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

About Maximum Processing

Maximum Processing offers the Stingray System, a modular, web-based, property and casualty insurance solution for policy (quoting, rating, issuance), billing, claims and reinsurance administration, along with statistical bureau, DMV, imaging, credit card, general ledger, comparative raters, CLUE, 4SightBI, reporting and many other third-party interfaces. Maximum Processing is a privately-held company headquartered in Bradenton, Florida, with offices in Garner, North Carolina. For more information: www.stingraysystem.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com

Forward-Looking Statements
Some of the statements in this press release may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management's current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement.

These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties, as well as certain additional risks that we face, please refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2015, and subsequent reports and registration statements filed periodically with the Securities and Exchange Commission.